Exhibit (a)(10)
                                                                    5/20/99


 Media:  Jeffrey Smith, 312.558.8727
 Analysts:  Janet Bergman, 312.558.8651


 SARA LEE CORPORATION DISAPPOINTED BY THE OPPOSITION OF THE BOARD OF DIRECTORS OF CHOCK FULL O'NUTS TO SARA LEE'S $10.50 PER SHARE CASH TENDER OFFER

 PROPOSED ACQUISITION RECEIVES ANTITRUST CLEARANCE

 Chicago (May 20, 1999) - Sara Lee Corporation stated today that it was disappointed by the decision of the directors of Chock full o'Nuts Corporation to oppose Sara Lee's cash tender offer for all shares of Chock full o'Nuts at $10.50 per share. The offer represents a 65% premium over Chock full o'Nuts closing stock price the trading day prior to Sara Lee's public announcement of its desire to acquire the company. Nevertheless, the board of directors of Chock full o'Nuts has rejected all offers made by Sara Lee and is now refusing to remove takeover defenses that prevent consummation of the $10.50 Sara Lee offer.

 "Clearly, $10.50 represents a very fair price given Chock full o'Nuts' stock price and operating performance," said C. Steven McMillan, President and Chief Operating Officer of Sara Lee Corporation. "Despite the fact that prior to our offer Chock full o'Nuts stock has not traded near Sara Lee's offer price for more than a decade, the company's directors continue to stand in the way of their shareholders receiving $10.50 in value. We encourage our fellow holders of Chock full o'Nuts shares and convertible debentures to send a message to the board by tendering their securities immediately."

 Sara Lee also announced that the antitrust waiting period with respect to the offer expired on May 19, 1999, clearing the way for Sara Lee's proposed acquisition subject only to the removal of takeover defenses, which is under the control of the Chock full o'Nuts directors.

 On May 7, 1999, Sara Lee Corporation commenced a cash tender offer to purchase all outstanding shares of Chock full o'Nuts Corporation at $10.50 per share and all of its 7% convertible debentures and 8% convertible debentures at an equivalent price (assuming conversion). The offer is scheduled to expire at midnight on June 4, 1999, unless extended.

 Additional information regarding the tender offer, or tendering shares or convertible debentures, please contact the Information Agent, Morrow & Co., Inc., at 1-800/566-9061.

 Sara Lee Corporation is a global consumer packaged goods company with more than $20 billion in annual revenues. Its leading brands include Sara Lee, Douwe Egberts, Hillshire Farm, Hanes, Coach and Playtex.